January 24, 2011

John Reynolds, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Zumiez Inc, Form 10-K for fiscal year ended January 30, 2010

Filed March 23, 2010, File No. 000-51300

Definitive Proxy Statement on Schedule 14A

Filed April 15, 2010, File No. 000-51300

Dear Mr. Reynolds:

On behalf of our client Zumiez Inc. (the “Company”), I am writing in response to the letter from you dated January 21, 2011 to Richard M. Brooks, Jr., Chief Executive Officer of the Company, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company. For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.

We have been authorized by the Company to deliver its response to the Staff’s comment set forth below. All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with K&L Gates LLP.

Below we have reprinted the Staff’s comment in bold italics and set forth our response below.

Definitive Proxy Statement Filed on April 15, 2010

Executive Compensation, page 20

1.	We note your disclosure on page 24 that your compensation committee meets with a compensation consultant. Please confirm that in future filings you will disclose the identity of the consultant, as required by Item 407(c)(3)(iii) of Regulation S-K to the extent compensation consultants were utilized. Please provide us with draft disclosure in a supplemental response letter.

January 24, 2011

RESPONSE:	This is to confirm that to the extent that the Company utilizes a compensation consultant in connection with executive compensation matters it will disclose the identity of the compensation consultant as required by Item 407(c)(3)(iii). During fiscal year 2010, the Company once again used a compensation consultant and it plans to have disclosure in its proxy statement on Schedule 14A substantially to the following effect:

“The compensation committee periodically engages a compensation consultant, Ascend Consulting, to work with the compensation committee on its compensation deliberations. During fiscal 2010, the compensation committee asked the consultant to review the alignment of the Company’s culture with its compensation philosophy, provide an assessment of compensation levels and advise the compensation committee on compensation strategies based on a market analysis taking into account recruiting goals, and retaining and motivating talent to build shareholder value. The compensation committee and the Company believe the compensation consultant is independent of the Company and management.”

I hereby represent and acknowledge on behalf of the Company to the Staff the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

The Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I respectfully request that the Staff advise the undersigned at (206) 370-8343 of any additional comments that the Staff may have or whether our explanation and proposed undertaking in response to the comment letter satisfy the Staff’s review.

Very truly yours,

/s/ Chris Visser

K&L GATES LLP